UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer names below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2016

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	11

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

RSM US LLP

Report of Independent Registered Public Accounting Firm

Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2016, the entity adopted new accounting guidance related to presentation of fair value of certain investments and disclosure of investments.  Certain investments are now shown at contract value rather than fair value on the Statements of Net Assets Available for Benefits.  In addition, the entity adopted new accounting guidance related to disclosures for investments that calculate net asset value per share or its equivalent.  Prior year disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting.  Our opinion is not modified with respect to these matters.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

By:	/s/ RSM US LLP
RSM US LLP

Chicago, Illinois

May 24, 2017

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets

Investments at fair value	$787,802,344	$694,960,299
Fully benefit-responsive investment contract at contract value	83,381,194	78,768,302
Total investments	871,183,538	773,728,601

Receivables:
Accrued income	120,193	130,665
Contributions in transit and other	2,660,809	2,778,247
Notes receivable from participants	13,867,847	13,450,632
Due from broker for securities sold	241,787	–
Total receivables	16,890,636	16,359,544

Total assets	888,074,174	790,088,145

Liabilities
Distributions in transit and other	262,399	34,775

Net assets available for benefits	$887,811,775	$790,053,370

See Notes to Financial Statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to plan assets attributed to
Investment income:
Interest and dividends	$10,926,018
Net appreciation in fair value of investments	57,763,301
Total investment income	68,689,319

Interest income on notes receivable from participants	559,611

Contributions:
Participant	56,589,881
Participant rollover	3,260,373
Employer	24,127,148
Total contributions	83,977,402

Total additions	153,226,332

Deductions from plan assets attributed to
Benefits paid to participants	54,202,848
Administrative expenses	1,265,079
Total deductions	55,467,927

Net increase	97,758,405

Net assets available for benefits:
Beginning of year	790,053,370

End of year	$887,811,775

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

Note 1 DESCRIPTION OF THE PLAN

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information.  Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a contributory tax-exempt profit sharing plan established by Telephone and Data Systems, Inc.  (“TDS” or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company is the administrator and sponsor of the Plan and The Northern Trust Company (“Northern Trust”) is the directed trustee and asset custodian of the Plan.  Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Aon Hewitt, the Plan's third party administrator.  All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older generally are eligible to participate.  The Plan allows participants to enter the Plan upon the latter of 30 days of continuous service with the employers or their twenty-first birthday.  Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).

The Plan's assets are overseen by an Investment Management Committee.  The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee).

Contributions

Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions).  The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan and in accordance with Internal Revenue Service limits.  Participants may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts (rollover contributions).

Newly eligible employees with 30 days of continuous service are automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employees elect otherwise.  The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative for automatic enrollment.

The employer matching contribution is 100% of the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.

Participants' Accounts and Investment Options

Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income or loss and fees.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions are invested in accordance with the employee’s investment elections.  Participants may invest their accounts in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment elections via telephone or internet.  Additionally, participants can direct no more than 20% of their contributions into the TDS Common Stock Fund and the U.S. Cellular Common Stock Fund, on a combined basis.

Vesting

Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service.  Employer matching contributions vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65 or due to death or total and permanent disability (as defined in the Plan).

Forfeited Accounts

For the years ended December 31, 2016 and 2015, forfeited non-vested accounts used to reduce employer contributions were $641,763 and $642,629, respectively.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

Payment of Benefits

Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment, partial distribution (of not less than $500) or installments.  Alternatively, a terminated participant may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account.  Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained the age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by the Company.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions and related earnings).  These notes are secured by the remaining balance in the participant's account.  The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed.  Principal and interest are generally paid ratably through after-tax payroll deductions.  The repayment period on the note generally ranges from one to five years.  Notes are considered delinquent if no note payment is received during two consecutive pay periods.  If the delinquency is not cured the loan will be considered in default and taxation will occur.

Termination of Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses

Certain administrative, recordkeeping and Trustee fees are paid by Plan participants.  Auditing and investment consulting fees are paid by TDS.  Investment option expenses and loan origination fees are paid by Plan participants.  Plan participants also pay participant-initiated transaction fees (distribution, withdrawal, Qualified Domestic Relations Order, etc.).

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of the fully benefit-responsive investment contract.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s assets.  The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.

Net appreciation (depreciation) in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document.  Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year).

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

The Plan invests directly in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust that invests exclusively in the Vanguard Retirement Savings Master Trust (the “Vanguard Trust”).  At December 31, 2016 and 2015, all of the Vanguard Retirement Savings Trust II’s investments were in the Vanguard Trust.

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company.  The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries.  At December 31, 2016, 94.90% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below.  The remainder of the Vanguard Trust’s investments consisted of money market funds.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The trust or the issuer can terminate these contracts after providing 60 days’ notice.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained.  As of December 31, 2016, the occurrence of an event outside the normal operation of the Vanguard Trust that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

Investment Risk

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the December 31, 2016 Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  However, sufficient information must be provided to permit a reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The Plan adopted the provisions of ASU 2015-07 for the 2016 plan year and the ASU has been applied retrospectively to December 31, 2015.  The impact of adopting this ASU is reflected in Note 3.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I – Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). The amendments in this update remove the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan's fiscal year end when the fiscal year period does not coincide with month end. The Plan adopted the provisions of ASU 2015-12 and the ASU has been applied retrospectively to December 31, 2015.  The impact of adopting this ASU is reflected in Notes 3 and 6.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No.  2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”).  The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively.  Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments.  Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan.  The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively.  Early adoption is permitted.  Adoption of ASU 2017-06 will not have a material impact on the face of the Plan’s financial statements.  Upon adoption, the Plan will be required to modify various disclosures relating to the Plan’s investments in master trusts.

Note 3 FAIR VALUE MEASUREMENTS

Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants.  U.S. GAAP establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The three levels of the fair value hierarchy are described below:

Level 1 - Quoted market prices for identical assets or liabilities in active markets;

Level 2 - Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  At December 31, 2016 and 2015, the Plan held no Level 2 or Level 3 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common Stock and Common Stock of United States Cellular Corporation (“U.S. Cellular”), a TDS subsidiary, based on the closing price reported on the active market in which the securities are traded.  These securities are classified as Common Stock of the Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded.  Common Stock of the Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value at December 31, 2016 and 2015, respectively.

December 31, 2016	Level 1	Total
Mutual Funds	$451,689,371	$451,689,371
Common Stock of Plan Sponsor and Subsidiary	30,123,200	30,123,200
Total investments in the fair value hierarchy	$481,812,571	$481,812,571
Bank common trusts measured at net asset value
Target Retirement(1) (2)		235,359,445
Bond(1) (3)		70,630,328
Total investments at fair value		$787,802,344

December 31, 2015	Level 1	Total
Mutual Funds	$404,282,721	$404,282,721
Common Stock of Plan Sponsor and Subsidiary	30,140,274	30,140,274
Total investments in the fair value hierarchy	$434,422,995	$434,422,995
Bank common trusts measured at net asset value
Target Retirement(1) (2)		196,753,221
Bond(1) (3)		63,784,083
Total investments at fair value		$694,960,299

[1]

Certain investments that are measured at fair value using the net asset value (NAV per share or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

[2]

The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds.  The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices.  These trusts are measured at fair value based on the NAV per share.

[3]

The BlackRock Intermediate Government/Credit Bond Index Fund F (“BlackRock Bond Fund”) is a bank maintained collective investment fund that invests in Bond Index Funds and other short-term investments.  The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets.  The BlackRock Bond Fund is measured at fair value based on the NAV per share.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

The tables below summarize the Plan’s investments that are measured at fair value based on the NAV per share at December 31, 2016 and 2015, respectively.

			Participant	Redemption
		Unfunded	Redemption	Notice
December 31, 2016	Fair Value	Commitments	Frequency	Period (1)
Bank Common Trusts
Target Retirement	$235,359,445	$–	Daily	One month
Bond	70,630,328	–	Daily	One month

			Participant	Redemption
		Unfunded	Redemption	Notice
December 31, 2015	Fair Value	Commitments	Frequency	Period (1)
Bank Common Trusts
Target Retirement	$196,753,221	$–	Daily	One month
Bond	63,784,083	–	Daily	One month
[1] There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

Note 4 PARTIES-IN-INTEREST

Northern Trust sponsors plan investments in the Northern Institutional Funds U.S. Government Select Portfolio.  Northern Trust is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Trustee fees paid to Northern Trust for the year ended December 31, 2016 were approximately $164,000.

Notes receivable from participants also qualify as party-in-interest transactions.

The Plan invests in common stock of U.S. Cellular and TDS.  Transactions in shares of U.S. Cellular and TDS common stock qualify as party-in-interest transactions under the provisions of ERISA.  During the year ended December 31, 2016, the Plan made purchases of $1,899,792 and sales of $4,557,634 of TDS and U.S. Cellular Common Stock.

Note 5 TAX STATUS

The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, complied with the applicable requirements of the Internal Revenue Code (IRC), and the related trust was exempt from taxation.  The Plan has been amended since the receipt of the determination letter.  The Plan administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2016.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2016 or 2015.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2016 and 2015

Notes to Financial Statements

Note 6 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation between the financial statements and Form 5500 at December 31, 2016 and 2015, and for the year ended December 31, 2016 is as follows:

	2016	2015
Total net assets per Form 5500, Schedule H	$888,490,488	$791,342,607
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(700,354)	(1,331,093)
Deemed distributions of notes receivable from participants	21,641	41,856
Net Assets Available for Benefits Per Financial Statements	$887,811,775	$790,053,370

Change in net assets per Form 5500, Schedule H	$97,147,881
Change in fair value to contract value for fully benefit-responsive investment contracts	630,739
Change in deemed distributions of notes receivable from participants	(20,215)
Changes in Net Assets Available for Benefits Per Financial Statements	$97,758,405

Note 7 SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events from December 31, 2016 through May 24, 2017, the date these financial statements were issued.  There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2016 and for the year then ended.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2016

		(c)
		Description of Investment
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		(d)	Current
(a)	or Similar Party	Par or Maturity Value		Cost	Value
	Bank Common Trusts
	Vanguard Retirement Savings Trust II	83,381,194	Shares	**	$84,081,548
	Vanguard Target Retirement Income Trust II	165,495	Shares	**	5,176,670
	Vanguard Target 2010 Retirement Trust II	44,693	Shares	**	1,291,619
	Vanguard Target 2015 Retirement Trust II	261,202	Shares	**	7,595,746
	Vanguard Target 2020 Retirement Trust II	842,117	Shares	**	24,278,222
	Vanguard Target 2025 Retirement Trust II	1,046,451	Shares	**	29,677,352
	Vanguard Target 2030 Retirement Trust II	1,024,605	Shares	**	28,463,534
	Vanguard Target 2035 Retirement Trust II	1,170,015	Shares	**	32,573,221
	Vanguard Target 2040 Retirement Trust II	1,142,915	Shares	**	32,401,641
	Vanguard Target 2045 Retirement Trust II	1,133,598	Shares	**	32,148,851
	Vanguard Target 2050 Retirement Trust II	1,045,285	Shares	**	29,780,165
	Vanguard Target 2055 Retirement Trust II	313,743	Shares	**	11,972,424
	BlackRock Intermediate Government/Credit Bond Index Fund F	2,710,671	Shares	**	70,630,328

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	532,110	Shares	**	15,362,016
*	United States Cellular Corporation	337,630	Shares	**	14,761,184

	Mutual Funds
	Vanguard Institutional Index Fund	542,165	Shares	**	110,509,449
	Vanguard Small Cap Value Index Fund	1,763,082	Shares	**	51,217,525
	Vanguard Value Index Fund	1,789,487	Shares	**	64,833,107
	Vanguard Small Cap Growth Index Fund	1,277,984	Shares	**	47,886,046
	Vanguard Growth Index Fund	1,667,252	Shares	**	95,550,201
	Vanguard Total International Stock Index Fund	828,020	Shares	**	81,576,529
*	Northern Institutional Funds U.S. Government Select Portfolio	116,514	Shares	**	116,514

*	Participants	Participant loans (interest rates range from 3.25% to 10.25%, maturing through August 2022)			13,846,206
					$885,730,098

* Represents a party in interest
** Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ Dr. Daniel DeWitt
Dr. Daniel DeWitt, Senior Vice President-Human Resources

		By:	/s/ Douglas W. Chambers
Douglas W. Chambers, Vice President and Controller

Dated:	May 24, 2017